Term sheet To prospectus dated November 21, 2008, prospectus supplement dated November 21, 2008 and product supplement no. 166-A-I dated June 9, 2009	Term Sheet to Product Supplement No. 166-A-I Registration Statement No. 333-155535 Dated December 8, 2009; Rule 433

Structured Investments	$ Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index, Converted into U.S. Dollars, due May 13, 2010

General

  The notes are designed for investors who seek a return of two times the appreciation of the Dow Jones EURO STOXX 50® Index, converted into U.S. dollars, up to a maximum total return on the notes of 20.00%* at maturity. Investors should be willing to forgo interest and dividend payments and, if the Index declines, be willing to lose some or all of their principal. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing May 13, 2010†
  Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof
  The terms of the notes as set forth below, to the extent they differ or conflict with those set forth in the accompanying product supplement no. 166-A-I, will supersede the terms set forth in product supplement no. 166-A-I. In particular, the Index Return will be determined based on the performance of the Index from the Strike Level (rather than from the Index Starting Level as described in product supplement 166-A-I) to the Ending Index Level, as set forth below. Please refer to “Key Terms — Index Return” and “Key Terms — Strike Level” in this term sheet for more information.
  The notes are expected to price on or about December 8, 2009 and are expected to settle on or about December 11, 2009.

Key Terms

Index:	The Dow Jones EURO STOXX 50® Index (the “Index”), converted into U.S. dollars
Upside Leverage Factor:	2
Payment at Maturity:

If the Ending Index Level is greater than the Strike Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by two, subject to a Maximum Total Return on the notes of 20.00%*. For example, if the Index Return is more than 10.00%, you will receive the Maximum Total Return on the notes of 20.00%*, which entitles you to the maximum payment of $1,200* at maturity for every $1,000 principal amount note that you hold. Accordingly, if the Index Return is positive, your payment at maturity per $1,000 principal amount note will be calculated as follows, subject to the Maximum Total Return:

$1,000 + [$1,000 x (Index Return x 2)]
* The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 20.00% and $1,200 per $1,000 principal amount note, respectively.

Your investment will be fully exposed to any decline in the Index. If the Ending Index Level declines from the Strike Level, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Strike Level. Accordingly, if the Index Return is negative, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return)

You will lose some or all of your investment at maturity if the Ending Index Level declines from the Strike Level. If the value of the U.S. dollar appreciates against the Underlying Currency, you may lose some or all of your investment in the notes, even if the closing level of the Index has increased during the term of the notes.

Index Return:	The performance of the Index from the Strike Level to the Ending Index Level, calculated as follows: Ending Index Level – Strike Level Strike Level
Strike Level:

An adjusted Index level equal to an Index level to be determined on the pricing date in the sole discretion of the calculation agent multiplied by an exchange rate, expressed as the amount of U.S. dollars per one unit of the Underlying Currency of the Index, to be determined on the pricing date in the sole discretion of the calculation agent. The Strike Level will not be based on the regular official weekday closing level of the Index on the pricing date or the Exchange Rate on the pricing date. Although the calculation agent will make all determinations and take all action in relation to establishing the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes. The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.

Ending Index Level:	The arithmetic average of the Adjusted Closing Levels of the Index on each of the Ending Averaging Dates
Adjusted Closing Level:	On any trading day, the closing level of the Index on such trading day multiplied by the Exchange Rate of the Index on such trading day
Exchange Rate:

The “Exchange Rate” of the Index on any trading day will be the spot rate in the interbank market of U.S. dollars per one unit of the Underlying Currency of the Index, as determined by the Calculation Agent, expressed as the amount of U.S. dollars per one unit of the Underlying Currency of the Index, as reported by Reuters Group PLC (“Reuters”) on Reuters page “WMRSPOT05” at approximately 11:00 a.m., New York City time.

Underlying Currency:	With respect to the Index, the European Union Euro
Currency Business Day:

With respect to the Index, a “currency business day” is a day on which (a) The City of New York and London, England are open for dealings in foreign exchange and (b) banking institutions in The City of New York and London, England are not otherwise authorized or required by law, regulation or executive order to close, each as determined by the Calculation Agent.

Ending Averaging Dates†:	May 4, 2010, May 5, 2010, May 6, 2010, May 7, 2010 and May 10, 2010
Maturity Date†:	May 13, 2010
CUSIP:
†

Subject to postponement in the event of a market disruption event or a currency disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 166-A-I.

Investing in the Return Enhanced Notes involves a number of risks.  See “Risk Factors” beginning on page PS-8 of the accompanying product supplement no. 166-A-I and “Selected Risk Considerations” beginning on page TS-4 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us

Per note	$	$	$

Total	$	$	$

(1)

The price to the public includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates’ expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see “Use of Proceeds” beginning on page PS-19 of the accompanying product supplement no. 166-A-I.

(2)	Please see “Supplemental Plan of Distribution (Conflicts of Interest)” in this term sheet for information about fees and commissions.

The agent for this offering, J.P. Morgan Securities Inc., which we refer to as JPMSI, is an affiliate of ours. See “Supplemental Plan of Distribution (Conflicts of Interest) in this term sheet.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

December 8, 2009

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 166-A-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 166-A-I dated June 9, 2009. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 166-A-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 166-A-I dated June 9, 2009:
  http://www.sec.gov/Archives/edgar/data/19617/000089109209002336/e35646_424b2.pdf

  Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

  Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table, graph and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume a Strike Level of 4500 and a Maximum Total Return on the notes of 20.00%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table, graph and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Total Return

8100.00	80.00%	20.00%
7425.00	65.00%	20.00%
6750.00	50.00%	20.00%
6300.00	40.00%	20.00%
5850.00	30.00%	20.00%
5400.00	20.00%	20.00%
5175.00	15.00%	20.00%
4950.00	10.00%	20.00%
4725.00	5.00%	10.00%
4612.50	2.50%	5.00%
4545.00	1.00%	2.00%
4500.00	0.00%	0.00%
4275.00	-5.00%	-5.00%
4050.00	-10.00%	-10.00%
3600.00	-20.00%	-20.00%
3150.00	-30.00%	-30.00%
2700.00	-40.00%	-40.00%
2250.00	-50.00%	-50.00%
1800.00	-60.00%	-60.00%
1350.00	-70.00%	-70.00%
900.00	-80.00%	-80.00%
450.00	-90.00%	-90.00%
0.00	-100.00%	-100.00%

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index, Converted into U.S. Dollars	TS-1

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table on the previous page and the graph above are calculated.

Example 1: The level of the Index increases from the Strike Level of 4500 to an Ending Index Level of 4612.50. Because the Ending Index Level of 4612.50 is greater than the Strike Level of 4500 and the Index Return of 2.50% multiplied by 2 does not exceed the hypothetical Maximum Total Return of 20.00%, the investor receives a payment at maturity of $1,050 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (2.50% x 2)] = $1,050

Example 2: The level of the Index increases from the Strike Level of 4500 to an Ending Index Level of 5400. Because the Ending Index Level of 5400 is greater than the Strike Level of 4500 and the Index Return of 20% multiplied by 2 exceeds the hypothetical Maximum Total Return of 20.00%, the investor receives a payment at maturity of $1,200 per $1,000 principal amount note, the maximum payment on the notes.

Example 3: The level of the Index decreases from the Strike Level of 4500 to an Ending Index Level of 3600.  Because the Ending Index Level of 3600 is less than the Strike Level of 4500, the Index Return is negative, and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%] = $800

Hypothetical Examples of Index Return Calculations

The following examples illustrate how the Index Return is calculated in different hypothetical scenarios. The examples below assume that the hypothetical Index level used to determine the Strike Level on the pricing date is 3000 (which we refer to as the “Hypothetical Start Level”), the hypothetical exchange rate used to determine the Strike Level on the pricing date is 1.50 (which we refer to as the “Hypothetical Starting Exchange Rate”) and, therefore, the hypothetical Strike Level is 4500. The examples below also assume that the Ending Index Level for the Index is based on the Adjusted Closing Level of the Index on a single date, which we refer to as the final Ending Averaging Date. The hypothetical Index Returns set forth below are for illustrative purposes only and may not be the actual Index Returns.  The numbers appearing in the following examples have been rounded for ease of analysis.

Example 1: The closing level of the Index on the final Ending Averaging Date is 3300, which is greater than the Hypothetical Start Level of 3000, and the Exchange Rate of the Index on the final Ending Averaging Date is the same as the Hypothetical Starting Exchange Rate of 1.50

The Ending Index Level is equal to:

3300 x 1.50 = 4950

Because the Ending Index Level of 4950 is greater than the Strike Level of 4500, the Index Return is positive and is equal to 10%.

Example 2: The closing level of the Index on the final Ending Averaging Date is the same as the Hypothetical Start Level of 3000, and the Exchange Rate of the Index on the final Ending Averaging Date is 1.80, which is greater than the Hypothetical Starting Exchange Rate of 1.50.

The Ending Index Level is equal to:

3000 x 1.80 = 5400

Because the Ending Index Level of 5400 is greater than the Strike Level of 4500, the Index Return is positive and is equal to 20%.

Example 3: The closing level of the Index on the final Ending Averaging Date is 3300, which is greater than the Hypothetical Start Level of 3000, and the Exchange Rate of the Index on the final Ending Averaging Date is 1.80, which is greater than the Hypothetical Starting Exchange Rate of 1.50.

The Ending Index Level is equal to:

3300 x 1.80 = 5940

Because the Ending Index Level of 5940 is greater than the Strike Level of 4500, the Index Return is positive and is equal to 32%.

Example 4: The closing level of the Index on the final Ending Averaging Date is 3300, which is greater than the Hypothetical Start Level of 3000, but the Exchange Rate of the Index on the final Ending Averaging Date is 1.20 on the final Ending Averaging Date, which is less than the Hypothetical Starting Exchange Rate of 1.50.

The Ending Index Level of the Index is equal to:

3300 x 1.20 = 3960

Even though the closing level of the Index on the final Ending Averaging Date is greater than the Hypothetical Start Level by 10%, because the Exchange Rate of the Index on the final Ending Averaging Date is less than the Hypothetical Starting Exchange Rate by 20%, the Ending Index Level of 3960 is less than the Strike Level of 4500, and the Index Return is negative and is equal to -12%.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index, Converted into U.S. Dollars	TS-2

Example 5: The closing level of the Index on the final Ending Averaging Date is 2700, which is less than the Hypothetical Start Level of 3000, but the Exchange Rate of the Index on the final Ending Averaging Date is 1.80, which is greater than the Hypothetical Starting Exchange Rate of 1.50.

The Ending Index Level is equal to:

2700 x 1.80 = 4860

Even though the closing level of the Index on the final Ending Averaging Date is less than the Hypothetical Start Level by 10%, because the Exchange Rate of the Index on the final Ending Averaging Date is greater than the Hypothetical Starting Exchange Rate by 20%, the Ending Index Level of 4860 is greater than the Strike Level of 4500, and the Index Return is positive and is equal to 8%.

Example 6: The closing level of the Index on the final Ending Averaging Date is 2700, which is less than the Hypothetical Start Level of 3000, and the Exchange Rate of the Index on the final Ending Averaging Date is 1.20 on the final Ending Averaging Date, which is less than the Hypothetical Starting Exchange Rate of 1.50.

The Ending Index Level is equal to:

2700 x 1.20 = 3240

Because the Ending Index Level of 3240 is less than the Strike Level of 4500, the Index Return is negative and is equal to -28%.

Example 7: The closing level of the Index on the final Ending Averaging Date is the same as the Hypothetical Start Level of 3000, and the Exchange Rate of the Index on the final Ending Averaging Date is 1.20 on the final Ending Averaging Date, which is less than the Hypothetical Starting Exchange Rate of 1.50.

The Ending Index Level is equal to:

3000 x 1.20 = 3600

Because the Ending Index Level of 3600 is less than the Strike Level of 4500, the Index Return is negative and is equal to -20%.

Example 8: The closing level of the Index on the final Ending Averaging Date is 2700, which is less than the Hypothetical Start Level of 3000, and the Exchange Rate of the Index on the final Ending Averaging Date is the same as the Hypothetical Starting Exchange Rate of 1.50.

The Ending Index Level is equal to:

2700 x 1.50 = 4050

Because the Ending Index Level of 4050 is less than the Strike Level of 4500, the Index Return is negative and is equal to -10%.

Selected Purchase Considerations

  APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by two, including any positive return caused by a change in the Exchange Rate, up to the Maximum Total Return on the notes of 20.00%, or a maximum payment at maturity of $1,200 for every $1,000 principal amount note. The actual Maximum Total Return on the notes and the actual maximum payment at maturity will be set on the pricing date and will not be less than 20.00% and $1,200 per $1,000 principal amount note, respectively. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  DIVERSIFICATION OF THE DOW JONES EURO STOXX 50® INDEX — The return on the notes is linked to the Dow Jones EURO STOXX 50® Index. The Dow Jones EURO STOXX 50® Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Dow Jones EURO STOXX 50® Index and STOXX® are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland, and/or Dow Jones & Company, Inc., a Delaware corporation, New York, USA (the “Licensors”), which are used under license. The notes are in no way sponsored, endorsed, sold or promoted by the Licensors and neither of the Licensors shall have any liability with respect thereto. For additional information about the Index, see the information set forth under “The Dow Jones EURO STOXX 50® Index” in the accompanying product supplement no. 166-A-I.
  POTENTIAL EXCHANGE RATE GAINS — Appreciation of the Underlying Currency against the U.S. dollar may increase the Ending Index Level for the Index, which is used to calculate the Index Return. Because the Index Return, and therefore the payment at maturity, is linked to the Ending Index Level, you will benefit from any such appreciation, unless offset by a decrease in the closing level of the Index.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 166-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as “open transactions” for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as short-term capital gain or loss, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in December 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index, Converted into U.S. Dollars	TS-3

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index, the Underlying Currency, or any of the equity securities underlying the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 166-A-I dated June 9, 2009.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and changes in the Exchange Rate and will depend on whether, and the extent to which, the Index Return is positive or negative. Your investment will be fully exposed to any decline in the Ending Index Level as compared to the Strike Level, including any decline caused by a change in the Exchange Rate.
  YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE MAXIMUM TOTAL RETURN — If the Ending Index Level is greater than the Strike Level, including any increase caused by a change in the Exchange Rate, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the Index, which may be significant. We refer to this percentage as the Maximum Total Return, which will be set on the pricing date and will not be less than 20.00%.
  A DECREASE IN THE VALUE OF THE UNDERLYING CURRENCY RELATIVE TO THE U.S. DOLLAR MAY ADVERSELY AFFECT YOUR RETURN ON THE NOTES — The return on the notes is based on the performance of the Index and the Exchange Rate. The Ending Index Level is determined based on the Adjusted Closing Level of the Index, which is the closing level of the Index, converted into U.S. dollars based on the Exchange Rate.  Accordingly, any depreciation in the value of the Underlying Currency relative to the U.S. dollar (or conversely, any increase in the value of the U.S. dollar relative to the Underlying Currency) may adversely affect your return on the notes.
  CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes.  Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes at maturity, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  CHANGES IN THE VALUE AND EXCHANGE RATE OF THE INDEX MAY OFFSET EACH OTHER — The notes are linked to the Dow Jones EURO STOXX 50® Index, converted into U.S. dollars.  Price movements in the Index and movements in the Exchange Rate may not correlate with each other. At a time when the value or Exchange Rate of the Index increases, the Exchange Rate or value, respectively, of the Index may decline. Therefore, in calculating the Ending Index Level, increases in the value or Exchange Rate of the Index may be moderated, or more than offset, by declines in the Exchange Rate or value, respectively, of the Index.  There can be no assurance that the Ending Index Level will be higher than the Strike Level. You may lose some or all of your investment in the notes if the Ending Index Level is lower than the Strike Level.
  NON-U.S. SECURITIES RISK — The equity securities that compose the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.  Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.
  EVEN THOUGH THE UNDERLYING CURRENCY TRADES AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Underlying Currency is traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
  THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Underlying Currency and the U.S. dollar is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in the Underlying Currency’s countries, the United States, and economic and political developments in other relevant countries.
  Of particular importance to potential currency exchange risk are:
    existing and expected rates of inflation;
    existing and expected interest rate levels;
    the balance of payments in the member countries of the European Union and the United States and between each country and its major trading partners; and
    the extent of governmental surplus or deficit in the European Union.

  All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the European Union (including its members), the United States and those of other countries important to international trade and finance.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index, Converted into U.S. Dollars	TS-4

  THE CURRENT GLOBAL FINANCIAL CRISIS CAN BE EXPECTED TO HEIGHTEN CURRENCY EXCHANGE RISKS — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the United States government and governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Underlying Currency relative to the U.S. dollar. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, although the calculation agent will make all determinations and take all action in relation to establishing the Strike Level in good faith, it should be noted that such discretion could have an impact (positive or negative), on the value of your notes.  The calculation agent is under no obligation to consider your interests as a holder of the notes in taking any actions, including the determination of the Strike Level, that might affect the value of your notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index and the Exchange Rate on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility in the Index and the Exchange Rate;
    the time to maturity of the notes;
    the dividend rate on the equity securities underlying the Index;
    interest and yield rates in the market generally;
    correlation (or lack thereof) between the Index and the Exchange Rate;
    suspension or disruption of market trading in the Underlying Currency or the U.S. dollar;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs show the historical weekly performance of the Index from January 2, 2004 through December 4, 2009. The closing level of the Dow Jones EURO STOXX 50® Index on December 7, 2009 was 2896.23.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index, Converted into U.S. Dollars	TS-5

The graph below shows the historical weekly performance of the European Union Euro expressed in terms of the conventional market quotation (which is the amount of U.S. Dollars that can be exchanged for one European Union Euro), as shown on Bloomberg Financial Markets at approximately 11:00 a.m., New York City time, from January 2, 2004 through December 4, 2009.  The exchange rate of the European Union Euro at approximately 11:00 a.m., New York City time, on December 7, 2009, as shown on Bloomberg Financial Markets, was 1.4827.

The final graph below shows the historical weekly performance of the Index, converted into U.S. Dollars, from January 2, 2004 through December 4, 2009, assuming the closing spot rates (New York City time) of the European Union Euro on the relevant dates were the Exchange Rates on such dates. The closing spot rates and the historical weekly Index performance data in such graph were determined by reference to the rates reported by Bloomberg Financial Markets and may not be indicative of the Index performance using the spot rates of the Underlying Currency at approximately 11:00 a.m., New York City time, that would be derived from the applicable Reuters page.

The Exchange Rate of the European Union Euro, at approximately 11:00 a.m., New York City time, on December 7, 2009, was 1.4829, calculated in the manner set forth under “Key Terms — Exchange Rate” on the front cover of this term sheet.

We obtained the Index closing levels and spot rates needed to construct the graphs from Bloomberg Financial Markets, and we obtained the exchange rates used to calculate the Exchange Rate from Reuters Group PLC. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets or Reuters Group PLC. The historical performance of the  Index and the Exchange Rate should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index or the Exchange Rate on the pricing date or any Ending Averaging Date. We cannot give you assurance that the performance of the Index and the Exchange Rate will result in the return of any of your initial investment.

Supplemental Plan of Distribution (Conflicts of Interest)

We own, directly or indirectly, all of the outstanding equity securities of JPMSI, the agent for this offering. The net proceeds received from the sale of the notes will be used, in part, by JPMSI or one of its affiliates in connection with hedging our obligation under the notes. In accordance with NASD Rule 2720, JPMSI may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission that will depend on market conditions on the pricing date. In no event will that commission exceed $3.00 per $1,000 principal amount note. See “Plan of Distribution” beginning on page PS-64 of the accompanying product supplement no. 166-A-I.

For a different portion of the notes to be sold in this offering, an affiliated bank will receive a fee and another affiliate of ours will receive a structuring and development fee. In no event will the total amount of these fees exceed $3.00 per $1,000 principal amount note.

JPMorgan Structured Investments — Return Enhanced Notes Linked to the Dow Jones EURO STOXX 50® Index, Converted into U.S. Dollars	TS-6